Exhibit 5

EXECUTION VERSION

ALLOCATION AND BACKSTOP AGREEMENT

This Agreement, dated as of September 30, 2016 (this “Agreement”), is entered into by and between Fifth Street Holdings L.P., a Delaware limited partnership (“Holdings”), and Leonard M. Tannenbaum (“LT” and, together with Holdings, the “Parties” and each, a “Party”).

WHEREAS, the Parties will enter into that certain Purchase and Settlement Agreement, dated as of the date hereof (the “Purchase and Settlement Agreement”), by and among, Holdings, LT, Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P. and Ironsides P Fund L.P. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Purchase and Settlement Agreement, a form of which is attached hereto as Exhibit A.

WHEREAS, in accordance with the terms and subject to the conditions of the Purchase and Settlement Agreement, Holdings has agreed, on a several and not a joint basis, and LT has agreed, on a joint and several basis with respect to Holdings, to purchase, on the Closing Date, all of the Shares beneficially owned by Ironsides for an aggregate purchase price of $17,483,769.00, with each such Party agreeing to purchase a number of Shares set forth on Schedule I of the Purchase and Settlement Agreement (the amount with respect to Holdings, the “Holdings Proposed Purchases”).

1.	Notwithstanding the allocation of the Shares and the corresponding purchase price that is, as of the date hereof, set forth on Schedule I of the Purchase and Settlement Agreement, if Holdings determines in its sole discretion that Schedule I of the Purchase and Settlement Agreement does not, as of the date of such determination, reflect the maximum number (the “Maximum Amount”) of Shares that Holdings is able to purchase from Ironsides at the Closing without causing a Reallocation Event (as defined below) to occur, then Holdings shall, promptly following such determination (but in any event no later than the third (3rd) Business Day prior to the Closing Date), deliver a written notice to LT revising Schedule I of the Purchase and Settlement Agreement to reallocate (each a “Reallocation”) the number of Shares that each Party shall purchase from Ironsides at the Closing, such that, after giving effect to such Reallocation, Holdings is agreeing to purchase the Maximum Amount of Company Shares. A “Reallocation Event” shall exist if (a) Holdings does not have on-hand an amount of immediately available funds necessary to consummate the Holdings Proposed Purchases, (b) the consummation by Holdings of the Holdings Proposed Purchases would violate any of the terms or conditions of any debt or other contractual arrangement to which Holdings is a party or its property or assets are subject or (c) upon the consummation by Holdings of the Holdings Proposed Purchases, Holdings will be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

2.	If the Parties effect a Reallocation under Section 1 of this Agreement, the Parties shall, no later than the second (2nd) Business Day prior to the Closing Date, deliver to Ironsides an amended Schedule I reflecting such Reallocation in accordance with the terms of the Purchase and Settlement Agreement.

3.	Subject to the terms and conditions of the Purchase and Settlement Agreement, (a) if Holdings fails to purchase from Ironsides at the Closing the number of Shares that, as of the Closing Date, is set forth under its name on Schedule I of the Purchase and Settlement Agreement, Holdings shall indemnify and hold LT and any of his Affiliates (other than Holdings) harmless from and against any losses, claims, liabilities, damages or expenses that LT or his Affiliates incurs as a result of such failure and (b) if LT fails to purchase from Ironsides at the Closing the number of Shares that, as of the Closing Date, is set forth under his name on Schedule I of the Purchase and Settlement Agreement, LT shall indemnify and hold Holdings and any of its Affiliates (other than LT) harmless from and against any losses, claims, liabilities, damages or expenses that Holdings or its Affiliates incurs as a result of such failure.

4.	Holdings and LT agree to update Schedule I of the Purchase and Settlement Agreement, if necessary, to appropriately reflect the overall financial contribution of each of Holdings and LT with respect to the purchase of Shares pursuant to the Purchase and Settlement Agreement. The allocation of Shares as between Holdings and LT shall be governed by the content of Schedule I of the Purchase and Settlement Agreement as in place on the Closing Date.

5.	Neither Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party. Any waiver of any term or condition of this Agreement must be in writing and signed by the Party to be charged. This Agreement may be amended only by a written instrument duly executed by the Parties hereto or their respective permitted successors or assigns.

6.	This Agreement (including Exhibit A hereto), together with the Purchase and Settlement Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and, except as expressly set forth in Section 3 above, is not intended to confer upon any person other than the Parties hereto any rights or remedies hereunder.

7.	This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without regard to its choice of law principles to the extent that the application of the laws of another jurisdiction would be required thereby.

8.	Each Party hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction and venue of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery does not have jurisdiction over a particular matter, the Superior Court of the State of Delaware (and the Complex Commercial Litigation Division thereof if such division has jurisdiction over the particular matter), or if the Superior Court of the State of Delaware does not have jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (as applicable, the “Delaware Courts”), and any appellate court from any decision thereof, in any suit, action or other proceeding with respect to the subject matter of this Agreement (each, a “Proceeding”), including the negotiation, execution or performance of this Agreement
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and agrees that all claims in respect of any such Proceeding shall be heard and determined in the Delaware Courts, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Proceeding with respect to the subject matter of this Agreement or the negotiation, execution or performance of this Agreement in the Delaware Courts, including any objection based on its place of incorporation or domicile, (c) waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court and (d) agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. The Parties waive any right to a trial by jury with respect to any Proceeding.

9.	Each of Holdings and LT acknowledge and agrees that the other Party would be irreparably harmed by a breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, the Parties agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity.

10.	All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, email, facsimile, cable, telecopy or mail (registered or certified, postage prepaid, return receipt requested) to the respective Parties hereto addressed as follows:

If to Holdings:

Fifth Street Holdings L.P.

777 West Putnam Avenue, 3rd Floor

Greenwich, Connecticut 06830

Attn: Kerry S. Acocella

Facsimile: (203) 681-3879

Email: kacocella@fifthstreetfinance.com

If to LT:

Leonard M. Tannenbaum

c/o Fifth Street Asset Management Inc.

777 West Putnam Avenue, 3rd Floor

Greenwich, Connecticut 06830

Attn: Leonard M. Tannenbaum

Facsimile: (203) 681-3879

Email: len@fifthstreetfinance.com

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11.	Upon the terms and subject to the conditions of this Agreement, each of the Parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

12.	If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding.

13.	This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the day first above written.

Fifth Street Holdings L.P.

By:	Fifth Street Asset Management Inc., its General Partner

By:	/s/ Leonard M. Tannenbaum
	Name:	Leonard M. Tannenbaum
	Title:	Chief Executive Officer

/s/ Leonard M. Tannenbaum
Leonard M. Tannenbaum